UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Rite Aid 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

THE RITE AID 401(K) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and
for the Year Ended December 31, 2007	4–10

SUPPLEMENTAL SCHEDULE —

Form 5500 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2007	12

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
The Rite Aid 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 27, 2008

THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments - at fair value	$2,048,706,981	$1,233,774,361

Contributions receivable:
Employer	25,869,231	3,604,950
Employee	1,509,502	814,048

Total contributions receivable	27,378,733	4,418,998

TOTAL ASSETS	2,076,085,714	1,238,193,359

LIABILITIES:
Accrued Brooks Eckerd Plan administrative expenses	(634,052)	-

TOTAL LIABILITIES	(634,052)	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,075,451,662	1,238,193,359

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(373,197)	125,463

NET ASSETS AVAILABLE FOR BENEFITS	$2,075,078,465	$1,238,318,822

See notes to financial statements.

THE RITE AID 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Employee contributions	$86,848,245
Employer contributions	41,680,909
Rollover contributions	2,980,487
Plan transfers	737,282,373
Net appreciation in fair value of investments	45,321,809
Investment income	26,537,516

Total additions	940,651,339

DEDUCTIONS:
Benefit payments	103,744,995
Administrative expenses	146,701

Total deductions	103,891,696

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	836,759,643

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,238,318,822

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,075,078,465

See notes to financial statements.

THE RITE AID 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of The Rite Aid 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the “Company” or “Plan Sponsor”) contributed to a participant’s account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan and allocated to participant accounts, if any.

T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock and JC Penney common stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock and JC Penney common stock. The Employee Benefits Administration Committee is the plan administrator (“Plan Administrator”) and is responsible for the preparation of the Plan’s financial statements.

The Plan Administrator merged The Brooks and Eckerd Pharmacy 401(k) Savings Plan (the “Brooks Eckerd Plan”) into the Plan.  The merger was completed on December 28, 2007.  The increased contribution receivable as of December 31, 2007 reflects the 2007 annual matching contribution under the Brooks Eckerd Plan.  The liabilities as of December 31, 2007 reflect accrued expenses under the Brooks Eckerd Plan.  Two funds, Penney Common Stock Fund and T. Rowe Price Stable Value Common Trust Fund, were transferred into the Plan from the Brooks Eckerd Plan.  These funds were closed to new investments and are scheduled to be eliminated from the Plan during 2008.

Participation — Substantially all non-union Plan Sponsor employees become eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

Contributions — Participants may contribute a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant’s pretax payroll contributions, up to a maximum of 3% of such participant’s pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant’s additional pretax payroll contributions, up to a maximum of 2% of such participant’s additional pretax annual compensation. Compensation is limited to eligible compensation as defined by the Plan and limited by the Internal Revenue Service (IRS). A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan.

A settlement agreement had been entered into with respect to litigation involving the Company common stock held by the Plan. Under the settlement agreement the Company was required to maintain the safe-harbor matching formula, as noted in the prior paragraph, from plan years 2003 through 2006. In addition, subject to the terms of that settlement agreement, the Company would have been required to make a supplemental matching contribution for years 2003 through 2006 if the total dollar amount of the matching contributions for all participants for each and any of those years had been less than the total dollar amount of the 2002 matching contribution to the Plan.

Having satisfied these terms of the settlement agreement for the year ended December 31, 2006, there will be no further requirement for supplemental matching contributions to the Plan stemming from this settlement agreement.

Investment Options — The Plan provides participants with the option of investing the participant's account balances into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, 5 custom funds, 1 common/collective trust, a stable value fund and Rite Aid Corporation Common Stock.

The Plan's custom funds are custom investment options created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom fund is an unregistered custom account maintained by the trustee. The performance of the custom fund is based on the performance of the underlying mutual funds which are registered in the market.

Payment of Benefits — Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump-sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to the participant’s termination of employment.

Loans — A participant may elect to borrow against the participant’s vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant’s vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to three outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

Vesting — Participants are immediately vested in all employee contributions credited to the participant’s accounts plus actual earnings (losses) thereon. Effective January 1, 2002, participants became immediately vested in all Plan Sponsor’s contributions credited to the participant’s accounts plus actual earnings (losses) thereon made after that date. Prior to January 1, 2002, vesting in the Plan Sponsor’s contributions was based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor’s contributions upon the participant’s death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant’s account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $142,335 and $210,245, respectively. These forfeited amounts may, among other uses, be used to reduce future employer contributions. During the year ended December 31, 2007, employer contributions were not reduced by forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Adoption of new Accounting Guidance — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The stable value fund (SVF) includes two fully benefit-responsive synthetic guaranteed investment contracts (GIC) whose underlying investments are stated at fair value and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based quoted on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

Participant loans are valued at the outstanding loan balances.

The common collective trust funds and the stable value fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan had 2,380,006 and 2,437,100 shares of Company common stock at December 31, 2007 and 2006, respectively.

Valuation of Investment(s) Contracts — The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of a group annuity insurance product issued by The Prudential Insurance Company of America (“Prudential”), T. Rowe Price Retirement Plan Services (“T. Rowe Price”) and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily.  T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%-50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

Administrative Expenses — Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2007, the Plan Sponsor has paid substantially all administrative expenses.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan’s net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

The Plan invests in mutual funds, common/collective trusts, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The plan provides a self managed stable value investment option to participants that includes a synthetic guaranteed investment contract which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contract includes underlying assets which are held in trust owned by the plan and utilizes benefit-responsive wrapper contract. A portion of the master trust's Stable Value Fund is issued by The Prudential Insurance Company of America and a portion is managed by T. Rowe Price Associates, Inc. (TRPA). The TRPA portion of the Fund consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the Fund. The contract provides that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.

	2007	2006

Average yields:
Based on annualized earnings (1)	5.05%	5.33%
Based on interest rate credited to participants (2)	4.47%	4.55%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31
	2007	2006

Stable Value Fund	$335,140,366	$302,909,055
Vanguard Institutional Index Fund	176,492,110	*
Dodge & Cox Balanced Fund	156,999,786	145,362,587
Northern Trust Global Advisors Large-Cap Growth Fund	148,343,429	129,163,774
Northern Trust Global Advisors International Equity Fund	106,921,497	77,725,093
T. Rowe Price Equity Index Trust	1,912	166,860,170
Northern Trust Global Advisors Large-Cap Value Fund	80,487,802	74,809,179
Northern Trust Global Advisors Small-Cap Fund	78,646,145	72,873,989

* This was not an investment option in the plan year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value for the year ended December 31, 2007, is as follows:

Investments:
Rite Aid Corporate Stock	$(6,326,228)
Penney (J.C.) Common Stock	1,070,578
Mutual funds	(10,315,274)
Custom Funds	36,067,109
Common and Collective Trusts	10,435,104
Guaranteed Investment Contracts	14,390,520

Net appreciation (depreciation) in fair value of investments	$45,321,809

5.	TAX STATUS

The Plan has received a determination letter dated June 27, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of the settlement agreement whereby the Company must make a supplemental matching contribution in plan years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

7.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

8.	CONTINGENCY

In late 1999, the Plan Sponsor’s Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review the following actions were taken:

In September 2003, the Plan Administrator submitted a Voluntary Correction of Operational Failures program filing with the IRS, requesting a compliance statement and approval of the correction method for the operational failures identified. On January 15, 2007, the Plan Administrator received a fully executed compliance statement containing IRS approval of the correction methods submitted. The Plan Sponsor completed all corrections in accordance with the compliance statement thereby eliminating exposure to penalties, taxes or disqualification by the IRS. The correction process was completed on August 20, 2007.

On June 4, 2007, the Plan Sponsor acquired the Brooks Eckerd drugstore chain, including the Brooks Eckerd Plan.  The Plan Administrator reviewed the administration of the Brooks Eckerd Plan and identified certain processes not in compliance with the provisions of the Brooks Eckerd Plan or regulatory requirements.  As a result, the following actions were taken:

On December 31, 2007, the Plan Administrator submitted a Voluntary Correction of Operations Failures program filing (the “VCP”) with the IRS, requesting a compliance statement and approval of the correction methods for the operations failures identified.  The Plan Administrator is in discussions with the IRS regarding the issues identified in the VCP.  The Plan Administrator believes that the proposed correction methods are acceptable under IRS guidelines.  The Plan Administrator believes that the processes identified for remediation in the VCP would not cause the plan to be disqualified by the IRS.  Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Plan Sponsor.

9.	RECONCILIATION OF FINANCIALS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007.

2007

Net assets available for benefits per the financial
statements at contract value	$2,075,078,465
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	373,197

Net assets available for benefits per the Form 5500	$2,075,451,662

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net appreciation in contract value of investments	$45,321,809
Total investment income	26,537,516
Adjustment of net appreciation and investment income	498,660

Total earnings per the Form 5500	$72,357,985

* * * * * *

THE RITE AID 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity of Issuer, Borrower,			At
Lessor or Similar Party and Description		Number	Fair Market
		of Shares	Value
Common and collective trusts:
*T. Rowe Price	Bond Index Trust	387,753	$10,050,553
*T. Rowe Price	Equity Index Trust	44	1,965
*T. Rowe Price	Stable Value Common Trust Fund	74,525,919	74,969,014
Total common and collective trusts			85,021,532

Mutual Funds:
*T. Rowe Price	Retirement 2020	5,677,217	100,713,831
*T. Rowe Price	Retirement 2030	4,446,068	84,697,596
*T. Rowe Price	Retirement 2015	6,481,765	81,994,326
*T. Rowe Price	Retirement 2025	6,589,108	86,844,446
*T. Rowe Price	Retirement 2035	4,653,453	62,868,155
*T. Rowe Price	Retirement 2040	3,170,706	60,877,549
*T. Rowe Price	Retirement 2010	3,085,372	50,013,879
*T. Rowe Price	International Equity Index Fund	2,604,226	41,224,903
*T. Rowe Price	Retirement 2005	1,688,775	19,910,660
*T. Rowe Price	Retirement 2045	1,482,914	18,877,495
*T. Rowe Price	Retirement Income Fund	1,153,360	15,339,694
*T. Rowe Price	Extended Equity Market Index Fund	825,411	13,165,309
*T. Rowe Price	Retirement 2055	188,097	1,971,257
*T. Rowe Price	Retirement 2050	113,283	1,187,206
*T. Rowe Price	Insurance Fund	778	778
Vanguard	Instl Index Fund	1,315,731	176,492,110
Dodge & Cox	Balanced Fund	1,938,269	156,999,786
Pimco	Total Return Instl	5,475,179	58,529,667
Vanguard	Small-Cap Index Instl	415,782	13,554,494
Pimco	Total Return Fund	1	15
Total mutual funds			1,045,263,156

Custom Funds:
Northern Trust Global Advisors	Large-Cap Growth Fund	11,012,875	148,343,429
Northern Trust Global Advisors	International Equity Fund	5,852,299	106,921,497
Northern Trust Global Advisors	Large-Cap Value Fund	5,632,456	80,487,802
Northern Trust Global Advisors	Small-Cap Fund	4,971,311	78,646,145
Northern Trust Global Advisors	Mid-Cap Fund	3,561,340	53,455,713
Total custom funds			467,854,586

Stable Value Fund Synthetic Guaranteed Investment Contract:
Prudential and *T. Rowe Price	Stable Value Fund	28,550,292	334,733,070

Company Stock Fund:
*Rite Aid Corporation	Company Stock Fund	2,380,006	6,640,218

Common Stock Fund:
Penney (J.C.) Company, Inc.	Common Stock Fund	9,415,076	64,895,298

*Participant notes	Loan Fund**		44,299,121

Total Assets Held at End			$2,048,706,981

*Party-in-interest
**The loans range in interest rates from 4.0% to 10.5% and expire through 2022.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RITE AID 401(k) PLAN

By:	/s/ Chuck Carlsen
Chuck Carlsen, not in his individual capacity, but solely as an authorized signatory for the Employee Benefits Administration Committee

Date:  June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm